                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

                                   (Mark One)


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                                       OR

             [_] transition report pursuant to section 15(d) of the

                         SECURITIES EXCHANGE ACT OF 1934



                        For the transition period from __ to

                         Commission File Number 1-14379

                           --------------------------

                      CONVERGYS CMG RETIREMENT SAVINGS PLAN

                           --------------------------

                              CONVERGYS CORPORATION

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

                                      INDEX


                                                                        Page
                                                                        ----
Report of Independent Auditors .......................................    1

Financial Statements:

Statements of Assets Available for Benefits as of
    December 31, 2001 and 2000 .......................................    2

Statement of Changes in Assets Available for
    Benefits for the Year Ended December 31, 2001 ....................    3

Notes to Financial Statements ........................................    4

Schedule:

Schedule H, line 4i - Schedule of Assets (Held at End of Year) .......    9

                         REPORT OF INDEPENDENT AUDITORS

To the Convergys Corporation Employee Benefits Committee

We have audited the accompanying statements of assets available for benefits of the Convergys CMG Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Cincinnati, Ohio
June 21, 2002

                      Convergys CMG Retirement Savings Plan

                   Statements of Assets Available for Benefits

                                                   December 31
                                            2001               2000
                                      -----------------------------------
Assets

Cash                                     $        12         $       111

Investments, at fair value                 8,305,498           8,983,849

Receivables:
    Participant contributions                 17,087                   -
    Employer contributions                     8,911                   -
                                      -----------------------------------
Total receivables                             25,998                   -

                                      -----------------------------------
Assets available for benefits            $ 8,331,508         $ 8,983,960
                                      ===================================

See accompanying notes.

                      Convergys CMG Retirement Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
    Participant contributions                             $    820,855
    Employer contributions                                     292,751
    Dividend and other income                                  198,892
    Transfers from other Company plans                           5,133
                                                       ----------------

Total additions                                              1,317,631

Deductions:
    Net depreciation in fair value of investments            1,415,868
    Benefits paid to participants                              534,891
    Administrative expenses                                     19,324
                                                       ----------------

Total deductions                                             1,970,083
                                                       ----------------

Net decrease                                                 (652,452)

Assets available for benefits at beginning of year           8,983,960
                                                       ----------------
Assets available for benefits at end of year              $  8,331,508
                                                       ================

See accompanying notes.

                      Convergys CMG Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of Plan

The following description of the Convergys CMG Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Convergys Customer Management Group Inc. (the Company) who have one year of service and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2001, the Plan offered various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. The Company contributes an amount equal to the lesser of (a) 4% of the Participant's covered compensation, as defined, with respect to which salary deferral contributions were authorized or (b) 66 2/3% of the amount of the salary deferral contributions made with respect to such covered compensation. The matching Company contributions are invested directly in Convergys Corporation common stock. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Participating Company contribution portion of their accounts is based on years of service. A participant is 100 percent vested after three years of credited service.

                      Convergys CMG Retirement Savings Plan

Participant Loans

Participants may borrow from their accounts a minimum of $500, up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination serve first as restorals and then to reduce employer contributions to the Plan.

Plan Amendment

On August 1, 2001, the investment options of the Plan were amended. The Fidelity Mid-Cap Stock Fund was added as a Plan investment option for participants. Effective October 1, 2001, the Baron Asset Fund was frozen to incoming contributions.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

                      Convergys CMG Retirement Savings Plan

3.       Investments

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                Net Realized and
                                                   Unrealized
                                              Depreciation in Fair
                                                    Value of
                                                  Investments
                                           ---------------------------
                       Mutual funds            $     183,795
                       Common stock                1,232,073
                                           ---------------------------
                                               $   1,415,868
                                           ===========================


The following presents investments that represent 5% or more of the Plan's assets at December 31 as follows:

                                                    2001                        2000
                                          Shares          Assets       Shares         Assets
                                      --------------------------------------------------------
Common Stock:
   Convergys Corporation *                 92,726    $  3,476,306     86,685      $ 3,927,979
   Broadwing Inc.                          41,016         389,651     48,507        1,106,603
Mutual Funds:
   Fidelity Equity Income Fund             15,219         742,231     13,181          704,278
   Fidelity Dividend Growth Fund           31,260         885,603     28,652          858,407
   Fidelity Managed Income Portfolio      759,505         759,505    609,627          609,627
   PIMCO Total Return Fund                 54,332         568,315     42,379          440,322

* non-participant directed

Investments of the Fidelity Managed Income Portfolio consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsible withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 6.40% for 2001 and 6.36% for 2000. The average yield on the contracts was 5.93% for 2001 and 5.86% for 2000.

                      Convergys CMG Retirement Savings Plan

4. Non-participant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the non-participant directed investments is as follows:

                                                          December 31,
                                                      2001            2000
                                                --------------------------------
         Investments at fair value:
            Convergys Common Stock              $  3,476,306      $  3,927,979
                                                ================================


                                                     Year ended
                                                    December 31,
                                                         2001
                                                ---------------
         Changes in Assets:
            Participant contributions               $   124,674
            Employer contributions                      347,277
            Loan repayments, net                        111,084
            Interest and dividends                       22,995
            Net depreciation                           (658,783)
            Benefits paid to participants              (357,520)
            Administrative expenses                        (424)
            Transfers from other Company plans            1,093
            Fund transfers, net                         (42,069)
                                                ---------------
                                                    $  (451,673)
                                                ===============

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid amount to $19,324 for the year ended December 31, 2001. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by the Company.

                      Convergys CMG Retirement Savings Plan

6. Income Tax Status

On June 12, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Plan under the Internal Revenue Code.

On February 27, 2002, the Plan filed an application for an updated favorable determination letter with the Internal Revenue Service with respect to the qualification of the recent amendment and restatement of the Plan. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

CVG has stated that it will make any amendments to the Plan that are required by the IRS before a favorable determination letter may be issued.

7. Plan Termination

As described more fully in Note 8 to the financial statements, the Company, as Plan Sponsor, elected on October 1, 2001 to merge the Plan during 2002 with the Convergys Corporation Retirement and Savings Plan.

8. Subsequent Event

In 2002 the Plan was amended and restated to comply with all changes in the law and to incorporate all plan amendments since the last restatement. The Plan was also amended, effective January 1, 2002, to eliminate the service requirement for eligibility to make 401(k) contributions, to change the amount of the matching contribution to 100% of the first 3% and 50% of the next 2% of compensation contributed to the plan, to provide for immediate vesting of company matching contributions, and to allow participants to immediately transfer the investment of company matching contributions from the company stock fund to any other investment option(s) offered under the Plan. During 2002, the Plan was merged into the Convergys Corporation Retirement and Savings Plan. This resulted in the assets of the Plan being transferred from the Plan to the Convergys Corporation Retirement and Savings Plan.

                      Convergys CMG Retirement Savings Plan

         Schedule H, line 4I - Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                     Number of                     Market
Name of Issuer and title of issue                     Shares         Cost           Value
---------------------------------                     -------        ----           -----
Convergys Shares Fund +                               92,726     $2,707,089**   $ 3,476,306
Broadwing Inc. Shares Fund                            41,016          ***           389,651
Participant Self-Directed Brokerage Accounts                          ***             1,629
PIMCO Total Return Fund                               54,332          ***           568,315
Baron Asset Fund                                       2,763          ***           122,849
Fidelity Growth Company Fund+                            322          ***            17,148
Fidelity High Income Fund+                               245          ***             1,988
Fidelity Puritan Fund +                               17,426          ***           307,914
Fidelity Equity Income Fund +                         15,219          ***           742,231
Fidelity Diversified International Fund +              8,024          ***           153,103
Fidelity Managed Income Portfolio +                  759,505          ***           759,505
Spartan U.S. Equity Index Fund +                       6,483          ***           263,475
Fidelity Dividend Growth Fund +                       31,260          ***           885,603
Fidelity Mid-Cap Stock Fund +                          1,468          ***            33,129
MS Small Company Growth Portfolio B Fund               3,180          ***            29,769
Fidelity Freedom Income Fund+                            173          ***             1,890
Fidelity Freedom 2000 Fund+                               97          ***             1,121
Fidelity Freedom 2010 Fund+                              232          ***             2,924
Fidelity Freedom 2020 Fund+                              266          ***             3,344
Fidelity Freedom 2030 Fund+                              468          ***             5,880

Participant Loans *                                                   ***           537,736
                                                                                  ---------
                  GRAND TOTAL                                                   $ 8,305,510
                                                                                  =========

* The interest rates on these loans range from 6.5% to 10.5% at December 31, 2001.

** Cost information provided for the Convergys Shares Fund is inclusive of both participant directed and non-participant directed accounts.

*** This information is not required for participant directed accounts.

+  Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN




                                                By:     /s/ Laura A. Ryan
                                                        -----------------
                                                        Laura A. Ryan

June 21, 2002